SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-                 .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

1.	GigaMedia Second-Quarter 2006 Financial Results (attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: August 9, 2006	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 3518-1107 brad.miller@gigamedia.com.tw

GigaMedia Q2 Net Profit Up 819%

Strong Organic Growth

Drives Record Operating Income

Highlights of Second-Quarter 2006 Results

•	Consolidated revenues from continuing operations increased 92 percent year-over-year to $21.0 million

•	Consolidated operating income from continuing operations grew 331 percent year-over-year to $4.6 million

•	Consolidated EBITDA[1] grew 391 percent year-over-year to $13.6 million

•	Consolidated net income climbed 819 percent year-over-year to $11.2 million, or $.22 per share

•	Cash, cash equivalents and marketable securities-current of $30.7 million

TAIPEI, Taiwan, August 8, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today its best-ever results with second-quarter 2006 consolidated net profit climbing 819 percent to $11.2 million, or $.22 per share, from the same period of 2005, and increasing 255 percent quarter-over-quarter from the first quarter of 2006.

Continued strong growth in the Company’s poker software products and margin expansion in all business units drove significant increases in GigaMedia’s consolidated operating results and demonstrated solid execution in GigaMedia’s core businesses. This, combined with a large gain from the disposal of a legacy unit, contributed to the strong net profit results.

GigaMedia generates all its revenues from markets outside the United States, as has always been the Company’s policy and practice.

[1]	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

“In Q2 we delivered our best-ever operating results – all from organic growth in our core businesses,” stated CEO Arthur Wang.

“We are particularly energized by the strong momentum we see in our European poker products,” explained CEO Wang. “We see this strong momentum driving continued strong growth.”

“We also remain excited about the prospects for real-money MahJong and other Asian cash-wager software which we will start to roll-out this quarter,” stated CEO Wang. “Interest is high, so we expect an enthusiastic response to our product launch.”

Consolidated Financial Results

GIGAMEDIA 2Q06 CONSOLIDATED FINANCIAL RESULTS

(unaudited, in US$ thousands)	2Q06	2Q05	Change (%)	2Q06	1Q06	Change (%)
Revenues(A)	21,022	10,934	92	21,022	18,254	15
Operating Income (Loss) (A)	4,606	1,068	331	4,606	3,282	40
Net Income	11,232	1,222	819	11,232	3,166	255
Net Income Per Share	.22	.02	811.22		.06	253
EBITDA	13,581	2,764	391	13,581	4,803	183
Cash, Cash Equivalents and Marketable Securities-Current(A)	30,749	49,837	-38	30,749	42,250	-27

(A)	Excludes results from discontinued operations.

Consolidated revenues from continuing operations for the second quarter of 2006 were $21.0 million, a 92 percent increase from consolidated revenues from continuing operations of $10.9 million for the corresponding period in 2005 and a 15 percent increase over the first quarter of 2006. The year-over-year increase in consolidated revenues from continuing operations was due to the acquisition of GigaMedia’s leading Asian casual games portal FunTown and sharply improved results in the Company’s entertainment software business. The quarter-over-quarter increase was largely driven by the growth of our entertainment software business.

Consolidated operating income from continuing operations for the second quarter of 2006 was $4.6 million, a 331 percent increase from the $1.1 million for the same period in 2005. Consolidated operating income from continuing operations grew 40 percent from the first quarter of 2006. Rapid growth of the Company’s entertainment software business and the acquisition of FunTown drove the year-over-year increase. The increase in revenues in our online entertainment software business during the second quarter of 2006 and an improvement in the Company’s overall operating margin during the period to 21.9 percent resulting from operating margin expansion in all business units drove the quarter-over-quarter increase in consolidated operating income from continuing operations.

Consolidated net income for the second quarter of 2006 was $11.2 million, an 819 percent increase compared to $1.2 million for the same period of 2005, and an increase of 255 percent from the first quarter of 2006. Consolidated net income for the period included a one-time pre-tax gain of approximately $7.7 million from the sale of the Company’s ADSL business.

GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income from continuing operations, non-GAAP consolidated net income, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)

Non-GAAP consolidated operating income from continuing operations and non-GAAP consolidated net income in the second quarter of 2006, both of which exclude a $48 thousand non-cash share-based compensation charge, were $4.7 million and $11.3 million, respectively.

Consolidated EBITDA for the second quarter of 2006 was $13.6 million, up 391 percent from the corresponding period in 2005 and up 183 percent from the first quarter of 2006. Net operating cash flow for the second quarter of 2006 was $8.5 million. Capital expenditure totaled $1.3 million for the second quarter of 2006, of which 38 percent was related to software capitalization.

GigaMedia continued to maintain a healthy balance sheet with cash, cash equivalents and marketable securities-current totaling $30.7 million at the end of the second quarter of 2006, down from $42.3 million at the end of the first quarter of 2006. The reduction in cash, cash equivalents and marketable securities-current during the period was due to cash payments of approximately $5 million related to the Company’s acquisition of FunTown and approximately $15 million related to GigaMedia’s investment in T2CN Holding Limited, augmented by positive cash flow from operations and proceeds from the sale of the ADSL business. The Company also made a subsequent cash payment in July 2006 redeeming approximately $11.7 million of the $15 million convertible note outstanding related to our acquisition of FunTown, and the second quarter balance of cash, cash equivalents and marketable securities-current does not reflect this payment.

Business Unit Results

Online Entertainment Business – Poker and Traditional Gaming Software

(unaudited, in US$ thousands)	2Q06	2Q05	Change (%)	2Q06	1Q06	Change (%)
Revenues	11,674	5,200	124	11,674	8,816	32
Operating Income	3,617	1,277	183	3,617	2,495	45
Net Income Before Minority Interests	3,567	1,280	179	3,567	2,513	42
Net Income	3,383	1,335	153	3,383	2,400	41
EBITDA	3,850	1,679	129	3,850	2,774	39

The poker and traditional gaming software business delivered record revenues and profitability in the second quarter reflecting strong execution and validation of the Company’s strategy to build a leading position in the large non-English-speaking markets outside the United States and the United Kingdom – leveraging our experience and relationships in Continental European markets, and the strength of our multi-language offerings.

Revenues in the poker and traditional gaming software business increased 124 percent from the second quarter of 2005 to $11.7 million and grew 32 percent from the first quarter of 2006. Operating income grew 183 percent to $3.6 million from the same period in 2005, an increase of 45 percent compared to the first quarter of 2006. Net income rose 153 percent from the second quarter of 2005 to $3.4 million, up 41 percent from the first quarter of 2006. EBITDA grew 129 percent to $3.9 million from the second quarter of 2005 and increased 39 percent sequentially quarter-over-quarter. Capital expenditure totaled $721 thousand for the second quarter of 2006.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $5.8 million during the second quarter of 2006. This represented an increase of 85 percent from the second quarter of 2005 and a 27 percent increase from the first quarter of 2006.

Driving the year-over-year and quarter-over-quarter improvements were strong revenue growth in the poker vertical and the launch of new games in the traditional gaming software business, which more than offset the negative impact of seasonality. Operating margin increased to 31 percent, reflecting the benefits of increasing scale in the poker software business.

The Company’s poker software business continued to rapidly expand and generate strong increases in its key metrics during the second quarter of 2006. Revenue was $6.0 million, up significantly from $630 thousand in the same period of 2005 and up 65 percent from the previous quarter. Poker software is now the largest individual product segment, representing 51 percent of the business unit’s total second-quarter 2006 revenues. Approximately 43,000 active real-money customers played Everest Poker during the second quarter, up 50 percent from the previous quarter.

Effective marketing and brand building by our licensee and its affiliates primarily surrounding land-based poker events were the key factors driving revenue growth in the poker vertical. Our poker software business has continued to benefit strongly from our licensee’s ongoing development of Everest Poker and its exclusive sponsorship of certain poker tours and tournaments, including the proprietary Everest Poker European Championship. During the period the Company also continued to invest in software and hardware upgrades including the launch of a private tournament functionality.

Revenues in the traditional gaming software vertical were $5.7 million during the second quarter. This represented a 20 percent increase from the same period in 2005 and an increase of 10 percent from the first quarter of 2006. The year-over-year and quarter-over-quarter increases in revenues were related to the launch of new games, including new video slot machines, roulette games and video poker. The business also benefited from the growing strength of the Everest brand during the period.

Online Entertainment Business – MahJong and Online Asian Casual Games

(unaudited, in US$ thousands)	2Q06	2Q05	Change (%)	2Q06	1Q06	Change (%)
Revenues	4,060	NA	NA	4,060	4,327	-6
Operating Income	1,270	NA	NA	1,270	1,195	6
Net Income	1,237	NA	NA	1,237	1,220	1
EBITDA	1,684	NA	NA	1,684	1,646	2

The online casual games business delivered improved profitability in the second quarter despite a slight decrease in revenues related to seasonality.

In line with expectations, revenues from FunTown in the second quarter of 2006 decreased 6 percent from the first quarter of 2006. Operating income grew by 6 percent over the prior period. Net income rose 1 percent quarter-over-quarter to $1.2 million. EBITDA grew 2 percent from the first quarter of 2006 to $1.7 million. Capital expenditure totaled approximately $332 thousand for the second quarter, and amortization expenses related to intangible assets recorded as a result of the acquisition of FunTown amounted to $322 thousand for the period.

The second quarter is traditionally a period of decreased online casual games play in Taiwan due to school exams in May and June. Revenues during the second quarter were impacted by this seasonality and, to a lesser extent, by broadcasts of FIFA World Cup soccer matches. Operating margin increased to 31.3 percent, reflecting reduced selling and marketing expenses during the period.

FunTown recorded approximately 110,000 active paying customers during June, down 6 percent from March 2006, and approximately 34,000 maximum concurrent users during the second quarter, up 23 percent quarter-over-quarter.

The online casual games business launched an advanced casual game, Tales Runner, and a new Asian card game during the second quarter. Management expects to launch additional new games in the third and fourth quarters.

Broadband ISP Business

(unaudited, in US$ thousands)	2Q06	2Q05	Change (%)	2Q06	1Q06	Change (%)
Revenues	5,337	5,754	-7	5,337	5,111	4
Operating Income	1,066	746	43	1,066	550	94
Net Income	8,073	1,234	554	8,073	519	1,454
EBITDA	9,466	2,438	288	9,466	1,325	614

The Company’s broadband ISP business delivered solid results in the second quarter of 2006.

Revenues decreased 7 percent to $5.3 million from the second quarter of 2005 and increased 4 percent from the first quarter of 2006. Operating income increased 43 percent to $1.1 million from the second quarter of 2005 and increased 94 percent from the first quarter of 2006. The year-over-year and quarter-over-quarter increases in operating income were due to a reduction in costs and expenses resulting from the sale of the ADSL business and continued management focus on cost control given the strong competitive pressures in the market. Capital expenditure totaled approximately $239 thousand for the second quarter of 2006.

Net income increased 554 percent to $8.1 million over the second quarter of 2005 and grew 1,454 percent quarter-over-quarter. The year-over-year and quarter-over-quarter increases in net income were mainly due to a one-time pre-tax gain recorded on the sale of the ADSL business of approximately $7.7 million.

Second-quarter revenues in the consumer broadband ISP business were $3.6 million, a 2 percent increase quarter-over-quarter. The total number of cable subscribers in the consumer broadband ISP business during the second quarter decreased to approximately 16,000, with average revenue per cable subscriber of approximately $14.90 per month, up approximately 2 percent compared to the first quarter of 2006.

Revenues in the corporate broadband ISP business in the second quarter were $1.8 million, representing 32.8 percent of total revenues in the Company’s broadband ISP business. Revenues during the period increased 10 percent quarter-over-quarter, due to a slight increase in total lines leased.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of August 8, 2006. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, online entertainment software and online casual games, and various other risk factors, including those discussed in the Company’s 2005 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

The Company is forecasting continued overall revenue growth during the remainder of 2006 that reflects strong performance from our core high-margin online entertainment businesses.

The third quarter is traditionally a period of decreased Internet activity, resulting in revenue declines in our entertainment software business. However, management expects moderate revenue growth in our poker software product driven by online and offline marketing will largely offset the impact of seasonality on third quarter revenues for the entertainment software business and continue to support good growth going forward.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, GigaMedia provides our US GAAP operating income and net income data adjusted to exclude the impact of share-based compensation. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. We believe these non-GAAP measures enable more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R). GigaMedia’s management uses these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. We believe the adjusted income statement data is useful to investors in allowing for greater transparency with respect to supplemental information used by management in our financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses and net income excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The adjusted income statement data is not being presented as and should not be considered an alternative measure of GigaMedia’s income statement data as determined in accordance with GAAP. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

As a further supplement to our consolidated financial statements presented on a US GAAP basis, GigaMedia also provides readers with EBITDA. The Company’s EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. EBITDA is not presented as and should not be considered an alternative measure of operating results or cash flow from operations, as determined in accordance with GAAP. We believe EBITDA provides meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our operating performance. GigaMedia’s management uses EBITDA to evaluate the performance of GigaMedia and our business and this measure is among the factors considered as a basis for planning and forecasting for future periods. GigaMedia believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. We believe EBITDA is useful to investors in allowing for greater transparency with respect to supplemental information used by management in our financial and operational decision making. A limitation of using EBITDA is that it does not include all items that impact our net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from this non-GAAP measure. A reconciliation of EBITDA to GigaMedia’s US GAAP net income is provided on the attached unaudited financial statements.

In this second-quarter 2006 results press release, EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. In the Company’s previous earnings releases, EBITDA also excluded income from discontinued operations and minority interests. Therefore, EBITDA figures presented in this release may be different from those presented in previous earnings releases.

About the Numbers in This Release

Quarterly figures

All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Consolidated financial results for the second quarter of 2006 benefited from GigaMedia’s acquisition in January 2006 of leading Asian casual games portal FunTown. GigaMedia’s second-quarter 2006 results also reflect the Company’s sale of our ADSL business, completed in May 2006. As a result of this acquisition, consolidated financial results for the second quarter of 2006 may not be comparable with other periods.

Segmental results

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.

Results from continuing operations

On September 29, 2005, the Company sold our land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the Company has recast the quarterly financial results presented herein to reflect this sale and highlight continuing operations, unless otherwise noted.

Share-based payment

Effective January 1, 2006, GigaMedia adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective transition method.

FIN 46(R)

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on August 8, 2006, which is 8:00 a.m. Eastern Daylight Time on August 8, 2006 in the U.S., to discuss the Company’s second-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2006 unaudited USD	3/31/2006 unaudited USD	6/30/2005 unaudited USD
Operating revenues
Software licensing & online entertainment revenues	11,674,354	8,815,944	5,200,375
Internet access revenues	4,808,730	5,080,402	5,659,301
Online game revenues	4,026,084	4,185,429	0
Other revenues	512,782	171,820	74,103

Total operating revenues	21,021,950	18,253,595	10,933,779
Costs and expenses
Cost of software licensing & online entertainment revenue	1,615,087	1,251,354	742,083
Cost of online game revenue	487,461	609,559	0
Cost of Internet access revenues and other expenses (includes share-based compensation expenses under SFAS 123(R) of $5,046, $5,021, and $0, respectively)	3,138,237	3,186,104	3,641,342
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $11,582, $11,525, and $0, respectively)	1,466,294	1,291,609	872,362
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $17,131, $17,047, and $0, respectively)	6,344,172	5,581,059	2,535,504
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $13,770, $13,702, and $0, respectively)	3,258,432	2,829,747	2,001,100
Bad debt expenses	106,385	222,084	73,575

Total costs and expenses	16,416,068	14,971,516	9,865,966

Income from operations	4,605,882	3,282,079	1,067,813

Non-operating income (expense)
Interest income	181,450	240,122	24,454
Foreign exchange gain (loss) - net	(106,421)	(20,997)	(5,728)
Gain on sales of marketable securities	23,653	38,532	3,578
Gain (loss) on disposal of property, plant & eqpmt.	(12,202)	(2)	15,855
Interest expense	(200,016)	(191,458)	4,361
Other non-operating income	7,783,088	67,215	581,748

Non-operating income	7,669,552	133,412	624,268
Income tax expense	859,904	136,706	151,730
Minority interest income (loss)	183,848	113,263	(54,908)

Income from continuing operations	11,231,682	3,165,522	1,595,259
Income from discontinued operations (including gain on disposal)	0	0	(373,097)

Net income	11,231,682	3,165,522	1,222,162

Net income per common share:
Continuing operations	0.22	0.06	0.03
Discontinued operations	0.00	0.00	(0.01)

	0.22	0.06	0.02

Average shares outstanding	50,738,082	50,459,510	50,279,730

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2006 unaudited USD	3/31/2006 unaudited USD	6/30/2005 unaudited USD
Assets
Current assets
Cash and cash equivalents	10,964,616	23,296,281	9,149,463
Marketable securities - current	19,784,287	18,953,414	40,687,074
Notes and accounts receivable - net	17,432,864	10,822,438	6,625,642
Inventories - net	93,752	48,628	8,484,697
Prepaid expenses	752,077	931,127	846,401
Restricted cash	2,518,227	2,500,000	1,494,844
Other current assets	10,504,912	3,022,625	1,356,665

Total current assets	62,050,735	59,574,513	68,644,786
Marketable securities - noncurrent	15,000,000	0	2,202,751
Property, plant & equipment - net	10,422,274	11,092,632	13,779,486
Goodwill	51,057,467	50,981,750	29,607,283
Intangible assets - net	23,006,088	23,087,880	7,937,739
Other assets	1,170,487	1,092,663	2,191,084

Total assets	162,707,051	145,829,438	124,363,129

Liabilities & shareholders’ equity
Short-term loans	1,884,461	1,694,393	920,304
Notes and accounts payable	1,914,175	1,949,948	10,959,871
Accrued compensation	1,649,962	1,221,118	1,199,158
Accrued expenses	4,138,683	3,381,770	3,505,131
Other current liabilities	17,785,370	14,547,497	4,065,381

Total current liabilities	27,372,651	22,794,726	20,649,845
Convertible notes	15,893,352	15,911,985	0
Other liabilities	2,481,042	2,003,440	2,862,337

Total liabilities	45,747,045	40,710,151	23,512,182
Minority interests	761,048	577,200	3,668,474
Shareholders’ equity	116,198,958	104,542,087	97,182,473

Total liabilities & shareholders’ equity	162,707,051	145,829,438	124,363,129

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2006 unaudited USD	3/31/2006 unaudited USD	6/30/2005 unaudited USD
Income from operations
GAAP income from operations	4,605,882	3,282,079	1,067,813
Adjustment: share-based compensation	47,529	47,295	0

Non-GAAP income from operations	4,653,411	3,329,374	1,067,813

Net income
GAAP net income	11,231,682	3,165,522	1,222,162
Adjustment: share-based compensation	47,529	47,295	0

Non-GAAP net income	11,279,211	3,212,817	1,222,162

Reconciliation of Net Income to EBITDA

Net Income	11,231,682	3,165,522	1,222,162
Depreciation	761,075	872,000	1,063,906
Amortization	709,768	677,098	355,439
Interest (income) expense	18,565	(48,664)	(28,814)
Tax	859,905	136,706	151,729

EBITDA	13,580,995	4,802,662	2,764,422